Aqua Tru, LLC

Financial Statements

December 31, 2017 and 2016



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

AQUA TRU, LLC

Table of Contents

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT ACCOUNTANTS

To the Member
Aqua Tru, LLC
Richmond, Virginia

We have reviewed the accompanying financial statements of Aqua Tru, LLC (the "Company"), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations and member's deficit and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

Keiter

July 2, 2018
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

AQUA TRU, LLC

Balance Sheets
December 31, 2017 and 2016

Assets		2017		2016
Current assets:				
Cash and cash equivalents	$	10,870	$	36,412
Due from affiliates, net		396,321		526,312
Inventory		753,742		594,553
Deposits		3,458		17,954
Total current assets		1,164,391		1,175,231
Capitalized advertising		84,834		84,834
	$	1,249,225	$	1,260,065

Liabilities and Member's Deficit				
Current liabilities:				
Line of credit	$	870,105	$	1,080,280
Accounts payable		323,718		215,082
Accrued expenses		63,639		139,114
Total current liabilities		1,257,462		1,434,476
Member's deficit		(8,237)		(174,411)
	$	1,249,225	$	1,260,065

See report of independent accountants and accompanying notes to financial statements.

AQUA TRU, LLC

Statements of Operations and Member's Deficit
Years Ended December 31, 2017 and 2016

	2017	2016
Sales, net	$ 4,665,333	$ 2,810,704
Cost of goods sold	2,875,626	2,047,880
Gross profit	1,789,707	762,824
Operating expenses:		
Selling and commission expenses	842,556	615,731
Management fees	558,056	134,735
Professional fees	126,187	59,750
General and administrative expenses	71,445	101,750
Total operating expenses	1,598,244	911,966
Income (loss) from operations	191,463	(149,142)
Other expense:		
Interest expense	(25,289)	(18,049)
Net income (loss)	166,174	(167,191)
Member's deficit, beginning of year	(174,411)	(7,220)
Member's deficit, end of year	$ (8,237)	$ (174,411)

See report of independent accountants and accompanying notes to financial statements.

AQUA TRU, LLC

Statements of Cash Flows
Years Ended December 31, 2017 and 2016

	2017	2016
Cash flows from operating activities:		
Net income (loss)	$ 166,174	$ (167,191)
Adjustments to reconcile net income (loss) to net cash from operating activities:		
Changes in operating assets and liabilities:		
Due from affiliates, net	129,991	118,376
Inventory	(159,189)	(594,553)
Prepaid expenses	-	131,382
Deposits	14,496	126,766
Accounts payable	108,636	212,282
Accrued expenses	(75,475)	(649,301)
Net cash provided by (used in) operating activities	184,633	(822,239)
Cash flows used in investing activities:		
Payments for direct response advertising production costs	-	(84,834)
Cash flows (used in) provided by financing activities:		
(Payments on) proceeds from line of credit, net	(210,175)	933,709
Net change in cash and cash equivalents	(25,542)	26,636
Cash and cash equivalents, beginning of year	36,412	9,776
Cash and cash equivalents, end of year	$ 10,870	$ 36,412
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 25,289	$ 18,049

See report of independent accountants and accompanying notes to financial statements.

AQUA TRU, LLC

Notes to Financial Statements

1.   **Summary of Significant Accounting Policies:**

Nature of Business: Aqua Tru, LLC (the "Company") is a wholly owned subsidiary of Ideal Living Holdings, LLC ("Holdings"), which is headquartered in Sherman Oaks, California. The Company's business consists primarily of design, development, and distribution of compact, countertop water filtration units and accessories.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods reported. Actual results could differ from those estimates.

Cash and Cash Equivalents: The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company includes in its cash and cash equivalents certain credit card receivables due from its credit card processor, as the cash proceeds from credit card receivables are generally received within three to four days. Credit card receivable balances included in cash and cash equivalents was $27,987 at December 31, 2017 and $14,772 at December 31, 2016. The Company also has various outstanding checks that have not cleared as of December 31, 2017, totaling $17,117. There were no outstanding checks at December 31, 2016.

Inventory: Inventory consists of merchandise held for resale and is stated at the lower of cost or market. Cost is determined using the first-in, first-out ("FIFO") method. The Company evaluates inventory levels and expected usage on a periodic basis and records valuation allowances as required. No valuation allowance was considered necessary at December 31, 2017 and 2016.

Capitalized Advertising: Infomercial production costs are capitalized and amortized on a straight-line basis over the expected benefit period, upon being placed in service. The Company evaluates the potential for impairment of its assets on an annual basis to determine if the fair value of the assets has been reduced below their carrying value. No impairment was recorded in 2017 or 2016.

1.   **Summary of Significant Accounting Policies, Continued:**

Revenue Recognition and Reserve for Returns: Revenues from product sales are recognized when title and risk of loss pass to the customer, which is generally upon shipment. Shipping and handling costs billed to customers are included in net sales and related costs incurred by the Company are included in cost of sales. At the time of revenue recognition, the Company also recognizes an allowance for estimated product returns and other allowances. Product refunds are treated as a reduction of gross sales and are provided for based on historical experience and current estimates.

Concentrations and Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains its cash in financial institutions with balances that periodically exceed federally insured limits.

During the year ended December 31, 2017, one vendor accounted for approximately 49% of the total purchases. During the year ended December 31, 2016, one vendor accounted for approximately 92% of the total purchases.

Income Taxes: The Company is treated as a partnership for federal and state income tax purposes, and its member reports their respective share of the Company's taxable income or loss on their income tax return. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed, and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company's tax position and concluded that the Company had taken no uncertain tax positions that require adjustment in the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Advertising Expenses: Advertising costs not related to direct response advertising are expensed as incurred and are included in selling and commissions expenses in the accompanying statements of operations and member's deficit. Advertising costs were $145,719 for 2017 and $12,608 for 2016.

AQUA TRU, LLC

Notes to Financial Statements, Continued

1. **Summary of Significant Accounting Policies, Continued:**

   Recent Accounting Pronouncements: In May 2014, the FASB issued ASU 2014-09 Revenue from Contracts with Customers, which eliminates all transaction and industry specific accounting principles and replaces them with a unified, five step approach. The new standard will be effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Company is currently evaluating the reporting economic implications of the new standard.

   Subsequent Events: Management has evaluated subsequent events through July 2, 2018, the date the financial statements were available to be issued, and has determined there are no subsequent events to be reported in the accompanying financial statements.

2. **Line of Credit:**

   The Company has a line of credit agreement with a commercial bank in the amount of $8,000,000, which expires November 2, 2018, and is maintained by Holdings and its subsidiaries (collectively, the "Group"). The total approximate outstanding amount under the line of credit was $2,500,000 at December 31, 2017 and $5,500,000 at December 31, 2016. The Company's share of the total outstanding amount was $870,105 at December 31, 2017 and $1,080,280 at December 31, 2016. The interest rate on the line of credit is LIBOR plus 2.75% (4.24% at December 31, 2017 and 3.47% at December 31, 2016) or Prime Rate plus 1% (5.5% at December 31, 2017 and 4.75% at December 31, 2016) as specified by the borrower in the loan agreement and is payable by the Company based on its proportionate share of the outstanding balance. Interest expense related to the line of credit amounted to $25,289 for 2017 and $18,049 for 2016. The line of credit is collateralized by substantially all assets of the Group. Under the line of credit agreement, Holdings is required to maintain tangible net worth and fixed charge coverage ratio covenants and was in compliance with these covenants at December 31, 2017 and 2016.

3. **Accrued Expenses:**

   Accrued expenses consist of the following at December 31:

	2017	2016
Sales returns allowances	$ 32,499	$ 40,000
Sales tax payable	27,584	9,614
Other	3,556	89,500
	$ 63,639	$ 139,114

7

4.   **Related Party Transactions:**

The Company engages in transactions throughout the normal course of business with affiliated companies under common ownership.   The following summarizes these transactions for 2017 and 2016:

The Company has a management service agreement with a related party. Management fees for direct services provided range from 4% to 6% of the Company's gross sales. Any additional cost of outside vendor services retained by the related party, on behalf of the Company, shall be charged directly to the Company. Under the terms of the services agreement, the Company paid management fees of $553,415 during 2017 and $133,553 during 2016. The Company also has an outstanding payable to this related party of $425,745 offset by an outstanding receivable of $605,000 at December 31, 2017 and an outstanding payable to this related party of $134,146 offset by an outstanding receivable of $605,000 at December 31, 2016, included in due from affiliates on the accompanying balance sheets.

The Company occasionally sells products to related parties. The Company is owed $219,743 from these related parties and owes these related parties $2,677 related to these sales transactions at December 31, 2017 and is owed $57,288 from these related parties and owes these related parties $1,830 related to these sales transactions at December 31, 2016.   These amounts are included in due from affiliates on the accompanying balance sheets. Sales and expenses related to these transactions amounted to $144,900 and $142,636, respectively for 2017 and $69,383 and $67,266, respectively for 2016.

The Company has a line of credit agreement maintained by the Group and is responsible for a certain portion of the outstanding balance at December 31, 2017 and 2016 (see Note 2).

5.   **Commitments and Contingencies:**

From time to time, the Company may be involved in claims and legal actions arising in the ordinary course of business. The Company is not presently involved in any legal proceedings which management expects individually or in the aggregate to have a material adverse effect on its financial condition or results of operations.

6.   **Vendor Agreements:**

The Company has an exclusive manufacturing agreement with one vendor that has created proprietary molds and manufactures filter and water purifying products for the Company. The Company exclusively owns the title and rights to these molds. The agreement is in effect until written notice of termination is provided by both the vendor and the Company. The contract contains certain quality and quantity stipulations and discounts. Risk of loss passes to the Company upon acceptance of the manufactured product.